

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

July 7, 2009

<u>Via U.S. mail and facsimile</u>

Mr. David P. Tusa
Executive Vice President and Chief Financial Officer
Sharps Compliance Corp.
9220 Kirby Drive; Suite 500
Houston, TX 77054

> **RE: Form 10-K for the fiscal year ended June 30, 2008**
> **File No. 001-34269**

Dear Mr. Tusa:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any questions regarding our review of your filings, you may direct them to Lisa Haynes, Staff Accountant, at (202) 551-3424 or, in her absence, to the undersigned at (202) 551-3769.

Sincerely,

Rufus Decker
Accounting Branch Chief